# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: E2open Parent Holdings, Inc., CIK 0001800347
CUSIP: 29788T103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 05/25/2025
Amends the filing with accession number 0001193125-21-271491
Filed by CIK 0001691634
Persons authorized to receive notices and communications: Steve Eisner, One Letterman Drive, Building C - Suite 410, San Francisco, California (CA), 94129, (415) 418-2900

## Reporting persons
- Francisco Partners III (Cayman), L.P. (CIK 0001691634): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 38,261,114; sole dispositive power 0; shared dispositive power 38,261,114; aggregate amount beneficially owned 38,261,114 (12.3% of the class)
- Francisco Partners Parallel Fund III (Cayman), L.P. (CIK 0001691633): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 427,438; sole dispositive power 0; shared dispositive power 427,438; aggregate amount beneficially owned 427,438 (0.1% of the class)
- Francisco Partners GP III (Cayman), L.P. (CIK 0001691636): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 38,688,552; sole dispositive power 0; shared dispositive power 38,688,552; aggregate amount beneficially owned 38,688,552 (12.5% of the class)
- Francisco Partners GP III Management (Cayman), Ltd. (CIK 0001691635): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 38,688,552; sole dispositive power 0; shared dispositive power 38,688,552; aggregate amount beneficially owned 38,688,552 (12.5% of the class)
- Francisco Partners Management, L.P. (CIK 0001197853): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 38,700,076; sole dispositive power 0; shared dispositive power 38,700,076; aggregate amount beneficially owned 38,700,076 (12.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: E2open Parent Holdings, Inc.
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Comment:
Explanatory Note

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on September 13, 2021 (as amended to date, the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of E2open Parent Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by the following:

Francisco Partners Management, L.P. acquired 11,524 shares of Class A Common Stock from vested restricted stock units previously granted to Deep Shah, who is affiliated with the Reporting Persons, as compensation for his service on the Issuer's board.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the following:

The Mergers & Stockholder Consent

On May 25, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with WiseTech Global Limited, an Australian public company limited by shares ("Parent"), Emerald Parent Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Company Merger Sub"), Emerald Holdings Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("Holdings Merger Sub"), and E2open Holdings, LLC, a Delaware limited liability company ("Holdings"). Pursuant to the Merger Agreement, Company Merger Sub will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent ("Company Merger") and Holdings Merger Sub will be merged with and into Holdings, with Holdings surviving as wholly owned subsidiary of Parent (such merger, the "Holdings Merger" and together with the Company Merger, the "Mergers"). At the effective time of the Mergers, each issued and outstanding share of Class A Common Stock will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $3.30 per share.

In connection with the Merger Agreement, Francisco Partners III (Cayman), L.P., Francisco Partners Parallel Fund III (Cayman), L.P. and certain other stockholders, collectively holding a majority of the voting power of the issued and outstanding capital stock of the Issuer, executed and delivered to the Issuer a written consent (the "Consent") approving the transactions contemplated by the Merger Agreement, thereby providing the required stockholder approval for the Company Merger.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety by the following:

The information contained on the cover pages is incorporated by reference to this Item 5(a).

The information set forth herein is based on 310,168,075 shares of Class A Common Stock outstanding on April 25, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed on April 29, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety by the following:

The information contained on the cover pages is incorporated by reference to this Item 5(b).

Francisco Partners III (Cayman), L.P. is the record holder of 38,261,114 shares of Class A Common Stock. Francisco Partners Parallel Fund III (Cayman), L.P. is the record holder of 427,438 shares of Class A Common Stock. Francisco Partners Management, L.P. is the record holder of 11,524 shares of Class A Common Stock.

Francisco Partners GP III (Cayman), L.P. is the general partner of each of Francisco Partners III (Cayman), L.P. and Francisco Partners Parallel Fund III (Cayman), L.P. Francisco Partners GP III Management (Cayman), Ltd. is the general partner of Francisco Partners GP III (Cayman), L.P. Francisco Partners Management, L.P. serves as the investment manager for each of Francisco Partners III (Cayman), L.P. and Francisco Partners Parallel Fund III (Cayman), L.P. Voting and disposition decisions at Francisco Partners Management, L.P. with respect to the shares of Class A Common Stock held by Francisco Partners III (Cayman), L.P. and Francisco Partners Parallel Fund III (Cayman), L.P. are made by an investment committee. Each of Francisco Partners Management, L.P., Francisco Partners GP III Management (Cayman), Ltd., and Francisco Partners GP III (Cayman), L.P. may be deemed to share voting and dispositive power over the shares of Class A Common Stock held, but each disclaims beneficial ownership. Additionally, each of the members of the investment committee disclaims beneficial ownership of any of the Class A Common Stock held.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Francisco Partners III (Cayman), L.P.: By: Francisco Partners GP III (Cayman), L.P., By: Francisco Partners GP III Management (Cayman), Ltd., /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer (05/28/2025)
- Francisco Partners Parallel Fund III (Cayman), L.P.: By: Francisco Partners GP III (Cayman), L.P., By: Francisco Partners GP III Management (Cayman), Ltd., /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer (05/28/2025)
- Francisco Partners GP III (Cayman), L.P.: By: Francisco Partners GP III Management (Cayman), Ltd., /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer (05/28/2025)
- Francisco Partners GP III Management (Cayman), Ltd.: /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer (05/28/2025)
- Francisco Partners Management, L.P.: /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer (05/28/2025)